FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 9 February 2006 to 21 February 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes appoints Sanjiv Ahuja as Non-Executive Director — 17 February 2006

99.2	Cadbury Schweppes Increases Shareholding in Cadbury Nigeria to majority — 20 February 2006

99.3	Preliminary Results Announcement — 21 February 2006

FORM 6-K
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills

(Registrant)

Signed:	John Mills Director of Group Secretariat

Dated:	21 February 2006

Exhibit 99.1
17 February 2006
CADBURY SCHWEPPES APPOINTS SANJIV AHUJA AS NON-EXECUTIVE
DIRECTOR
Sanjiv Ahuja will join the Cadbury Schweppes Board as non-executive director, effective from 19 May, 2006.
Sanjiv Ahuja is the Chief Executive Officer of Orange SA and a member of France Telecom’s Group Management Committee. He is also a non-executive director of Mobistar SA, Orange’s subsidiary which is Belgium’s second largest wireless operator, and of Williams Sonoma Inc., a leading US retailer.
He joined Orange in April 2003 as Chief Operating Officer and was appointed Executive Vice President of France Telecom’s Personal Communication Services, and Chief Executive Officer of Orange S.A., in March 2004.
Before joining Orange, he was Chief Executive Officer of Comstellar Technologies, a California-based company focused on creating and bringing to market innovative communications technologies. He began his career at IBM in 1979 as a software engineer.
Sanjiv has a degree in electrical engineering from Delhi University, India, and a Master’s degree in computer science from Columbia University in New York.
Commenting on the appointment John Sunderland, Chairman, said: “I am delighted that Sanjiv is joining our Board. He brings wide-ranging international experience from some of the largest consumer-facing industries. We look forward to working with him.”
Cadbury Schweppes board membership currently comprises;
John Sunderland — non-executive chairman
Roger Carr — deputy chairman and senior independent non-executive
Todd Stitzer — chief executive officer
Ken Hanna — chief financial officer
Bob Stack — chief human resources officer
Dr Wolfgang Berndt — independent non-executive
Rick Braddock — independent non-executive
The Rt Hon The Lord Patten of Barnes CH — independent non-executive
David Thompson — independent non-executive
Rosemary Thorne — independent non-executive
Baroness Wilcox — independent non-executive
Hester Blanks — group secretary
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones

Mary Jackets Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd Katie Macdonald-Smith
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 50,000 people.

Exhibit 99.2
Press Release
20 February 2006
CADBURY SCHWEPPES INCREASES SHAREHOLDING IN CADBURY NIGERIA TO
MAJORITY
Cadbury Schweppes (the Group) announces that it has increased its shareholding in Cadbury Nigeria from 46.4% to 50.02% at a total cost of £19.7 million.
Cadbury Nigeria was incorporated in 1965 and is the market leader in sugar confectionery, gum and food beverages in Nigeria with strong market shares across all three categories. Nigeria is an important growth market for the Group within its fast-growing operations in Africa and the Middle East. The move to a majority holding will allow Cadbury Nigeria to become a key production hub for the Group in West Africa, and will enhance Cadbury Nigeria’s capabilities through better access to Group technology and expertise.
As a result of Cadbury Schweppes achieving a majority holding in Cadbury Nigeria, Cadbury Nigeria will be consolidated in the group accounts of Cadbury Schweppes, having previously been accounted for as an associate.
In the year ended 1 January 2006, Cadbury Nigeria’s net sales were £102 million. Underlying operating profit was £20 million. Its contribution to the Group’s share of results in associates was £5 million. (All numbers are pro-forma, excluding a licensed business which was terminated in November 2005).
Ends
For further information:

Cadbury Schweppes plc:	+44 207 409 1313
www.cadburyschweppes.com

Capital Market Enquiries	+44 207 830 5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries	+44 207 830 5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith
Forward Looking Statements
These materials may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or

“project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. These materials should be viewed in conjunction with our periodic interim and annual reports and registration statements filed or furnished with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes :
1. About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has a strong regional presence in beverages in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs around 50,000 people.
2. About Cadbury Nigeria
Cadbury Nigeria is the leading producer of sugar confectionery, gum and food beverages for the Nigerian market and the West African sub-region. Its lead brands include Tom Tom, the biggest selling candy in Africa, Bournvita and Bubba bubble gum. Other brands include Cadbury Eclairs, Cadbury Chocki, Trebor Mints, Halls Take 5 (vitaminised candy), and Creme Rollers. Cadbury Nigeria also owns a cocoa processing business, the Stanmark Cocoa Processing Company.
In the year ended 1 January 2006 Cadbury Nigeria’s pro-forma net sales were £102 million and pro-forma underlying operating profit was £20 million Its pro-forma contribution to the Group’s share of results in associates was a post-tax profit of £5 million. Pro-forma numbers exclude the Knorr licensed business, which was terminated in November 2005. The value of the net assets of Cadbury Nigeria on the balance sheet of Cadbury Schweppes as of 1 January 2006 was £50 million.
Including the Knorr licensed business, Cadbury Nigeria’s net sales in the year ended 1 January 2006 were £122 million, underlying operating profit was £22 million, and its contribution to the Group’s share of results in associates was a post-tax profit of £6 million.
Cadbury Nigeria is the 10th largest company listed on the Nigerian Stock Exchange by market capitalisation with a value of N67 billion (approximately £300 million). Its headquarters are in Lagos and it employs around 2,300 people. Further information on Cadbury Nigeria is available on its website at www.cadburynigeria.com.

Exhibit 99.3

CADBURY SCHWEPPES REPORTS STRONG GROWTH
Cadbury Schweppes plc reports on financial performance for the 52 weeks ended 1 January 2006
2005 Highlights
•	Revenue growth ahead of goal ranges at 6.3% (5.4% including Europe Beverages)

•	6% confectionery growth: Trident +21%; Halls +9%; Cadbury Dairy Milk +7%

•	6% beverage growth: US carbonates outperform, driven by Dr Pepper

•	Underlying operating margins +30bps in challenging cost environment

•	Underlying profit before tax +12% at £873 million (+13% as reported)

•	Underlying earnings per share +9% at 33.9 pence (+10% as reported)

•	Significant increase in free cash flow to £404 million

•	Adams performance strong and growing ahead of the acquisition plan

•	Successful sale of Europe Beverages for €1.85 billion (£1.26 billion)
(except where stated all movements are at constant exchange rates and exclude the impact of the 53rd week in 2004)
Todd Stitzer, Chief Executive Officer said: “2005 was an excellent year with innovation driving success in both our confectionery and beverage businesses. Revenue growth at 6% is the best the Group has seen in over a decade and shows that our strategy is delivering exciting products for consumers and strong results for our shareowners.”

			Reported	Reported	Constant
			Currency	Currency	Currency [3]
	2005	2004	Growth %	Growth %	Growth %
£ millions	(52 wks)	(53 wks)	vs. 53 wks	vs. 52 wks[2]	vs. 52 wks[2]

Revenue	6,508	6,085	+7	+8	+6

Underlying Profit from Operations [1]	1,033	954	+8	+10	+8
Underlying operating margin	15.9	15.7	+20 bps	+30 bps	+30 bps

Profit from Operations	1,003	825	+22	+23	+21

Underlying Profit before Tax [1]	873	771	+13	+14	+12
Profit before Tax	843	642	+31	+33	+31

Underlying EPS 1 & 4	33.9	30.7	+10	+11	+9
Reported EPS [4]	37.3	25.9	+44	+45	+44

Dividend per share	13.0p	12.5p	+4	n/a	n/a

As required by IFRS 5, Europe Beverages is classified as a discontinued operation. Revenue, Profit from Operations and Profit before tax for the 52 weeks to 1 January 2006, exclude Europe Beverages. The prior year comparative information has been re-presented on a consistent basis (see note 9 on page 22).

[1]	Underlying profit from operations and underlying Profit before Tax exclude brand intangible amortisation (£6m), restructuring costs (£72m), non-trading items (£25m) and the impact of fair value accounting under IAS 39 (£23m). Underlying earnings per share also excludes the tax effects of these adjustments and the credit arising on the recognition of the UK deferred tax asset (£104m) and the intra-group transfer of intellectual property assets (£11m). A full reconciliation between underlying and reported measures is included in the segmental analysis on pages 16 and 17.

[2]	Excluding the estimated impact of revenues and profits in the 53rd week of 2004 (see note 3 page 12)

[3]	Constant currency growth excludes the impact of exchange rate movements during the period (see note 3 page 12)

[4]	EPS is presented on a basic total group basis and therefore includes the earnings contribution from Europe Beverages

Basis of Preparation
As required by IFRS 5, Europe Beverages is classified as a discontinued operation. Revenue, Profit from Operations and Profit before tax for the 52 weeks to 1 January 2006, exclude Europe Beverages. The prior year comparative information has been re-presented on a consistent basis.
In 2005, the Group’s financial results consisted of 52 weeks of trading, whereas in 2004 the statutory results consisted of 53 weeks of trading. A full explanation of the impact of the 53rd week adjustment and reconciliation between the reported and 52-week figures is included in Note 3 on page 12.
Over 80% of the Group’s revenues and profits in 2005 were generated outside the United Kingdom. The impact of exchange rate movements on the Group’s Income Statement and free cash flow generation are shown separately. In 2005, movements in exchange rates, primarily the Mexican Peso and Australian Dollar, increased the Group’s revenues by 2%, underlying pre-tax profit by 2% and underlying earnings per share by 2%.
Comments on the Group and regional performances in the commentaries on pages 2 to 7, are made on the continuing business, excluding Europe Beverages, on a 52 week basis. Comments on movements in revenues, underlying profit from operations and margins are made on a 52 week constant exchange rate basis.
RESULTS OVERVIEW
(EXCLUDING EUROPE BEVERAGES)

	2004		Acquisitions/
£ millions	(52 weeks)	Base Business	Disposals	Exchange	2005

Revenue	6,036	378	(11)	105	6,508
- year-on year change		+6%	0%	+2%	+8%
Underlying Profit from Operations	943	73	1	16	1,033
- year-on year change		+8%	0%	+2%	+10%
Underlying Operating Margin	15.6%				15.9%

•	Like-for-like sales growth of 6.3%

•	Underlying operating margins ahead by 30 basis points

•	Underlying profit before tax up 12%

•	Underlying earnings per share up 9%

•	Free cash flow of £404 million

•	Dividends up 4% at 13.0 pence
2005 was an excellent year for Cadbury Schweppes. We continue to make good progress against the goals we set out in 2003 which aim to deliver consistently superior shareowner returns by: accelerating the rate of profitable revenue growth; reducing costs; improving our capabilities; and allocating our capital to brands, businesses and markets which have superior growth and returns.
Revenue growth from continuing businesses at 6.3%, compared with 4.9% excluding Europe Beverages in 2004. This was the highest growth rate for over a decade, as we began to see the benefits of our investments in our brands, capabilities and people. The growth was broadly based, across markets, categories and core brands.
Margins grew by 30 basis points to 15.9% with Fuel for Growth savings of £90 million (excluding Europe Beverages) more than offsetting sharply escalating raw material and oil related costs and higher investment behind growth initiatives. In 2005, we invested an additional £75 million in growth and capability related initiatives, including innovation, information technology, science & technology, commercial and sales force capabilities, and the understanding of our consumers.
Free cash flow increased to £404 million bringing the cumulative free cash flow generated since 2003 to over £700 million at the exchange rates prevailing at the time we set our goals in 2003. We believe we are on well on track to deliver our goal of generating £1.5 billion over the 2004 — 2007 period.

Operating Performance — Confectionery
Confectionery revenues grew by 6.3% (2004: 5.7%) reflecting a combination of healthy market growth and market share gains. We gained share in 16 out of our top 20 markets with innovation in all categories playing a key role. The ex-Adams brands, including Halls, Trident, Dentyne and the Bubbas, continued to grow strongly with revenues up 11% (2004: +11%).
All our major brands grew strongly during the year. Cadbury Dairy Milk revenues were 7% ahead as we rolled out the successful master-branding concept to Canada and South Africa. Trident grew by 21%, with sales growth boosted by the launch of Trident Splash, a centre-filled gum, in North America and a number of Continental European markets. Dentyne grew by 5% following the launch of Dentyne soft chew in the US and Canada, and the expansion of the brand into the Malaysian market. Halls revenues were ahead by 9%, benefiting from growth in the EMEA region where we continue to broaden Hall’s distribution by using our existing route to market.
Emerging markets, which account for around 30% of our confectionery revenues, grew by 12% overall. All markets contributed to this performance with confectionery revenues ahead by 13% in Latin America; by 10% in Africa; by 32% in Russia and, by 11% in Asia Pacific. Developed market growth of 4% was driven by US, Canada, Australia and Japan. In the UK, a 2% rise in revenues was a creditable outcome given that innovation activity was reduced to allow the business to focus on a major systems implementation programme. Green & Black’s (acquired in May 2005) continued to perform strongly with year-on-year revenue growth of 49%.
Operating Performance — Beverages
Our beverage businesses in the Americas and Australia grew sales by 6.2% during the year with all markets performing strongly. Our business in North America continued to reap the benefits of consolidating three separately run businesses into one. In Australia, we are leveraging our increased scale following the integration of our full system beverage business with our confectionery operations.
In the Americas, our US carbonates business significantly outperformed the market during the year with a 40 basis points increase in market share to 17.0%. Dr Pepper was the primary driver of performance with volumes ahead by 6% as Dr Pepper Cherry Vanilla (launched in Q4 2004) moved into national distribution at the beginning of the year. Non-Carbonate volumes in the US were up 5% with the improved performance reflecting our focus on core brands and some sell-in to the trade ahead of a January price increase. In Mexico, we continued to generate strong profitable growth with revenues up 14% in a competitive market. In Australia, we had another good year with sales up 7% as we focused on a smaller range of brands.
Strategic Developments
In the two years following the Adams acquisition (completed in March 2003), we focused on integrating the business, growing organically and reducing debt. By early 2005, with all the major Adams integration programmes successfully completed, we started a new programme of reallocating resources against our highest growth and return opportunities.
A key development in 2005 was the announcement of the sale of our Europe Beverage business for €1.85 billion (£1.26 billion). The sale was completed on 2 February, 2006. Net proceeds after tax and expenses are expected to be £1.15 billion.
We have also sold, or have announced our intention to sell, a number of non-core assets and surplus properties. Non-core assets include: Piasten, our German confectionery business; Grandma’s Molasses and Holland House, US beverage brands and Bromor, our South African beverage business. In aggregate, the sale of these assets is expected to raise between £350 million and £400 million by the end of 2007.
The proceeds of these disposals are being used to further strengthen our positions in priority and emerging markets through acquisition and capital investment and to increase the funding of our defined benefit pension schemes.

Major capital investment projects recently announced include:
•	£40 million investment in expanding moulded chocolate capacity in the UK

•	£30 million investment in expanding gum capacity in Mexico

•	£70 million investment to build a green-field gum plant in Poland by 2008

•	£20 million investment to expand chocolate capacity in Asia Pacific
Investments in acquisitions, completed or announced, include:
•	The purchase of Green & Black’s, a premium organic chocolate business

•	An increase in our stake in Kent, the leading Turkish sugar confectionery business, from 66% to 95%

•	The purchase of Dan Products, the leading gum business in South Africa

•	Taking majority control of Cadbury Nigeria, following the increase in our stake from 46% to over 50%. See separate press release for further information
Following recent valuations of our major pension funds, we have decided to make additional payments into certain of our defined benefit schemes. The purpose of these payments is to significantly reduce the deficits and ensure that the schemes are appropriately funded going forward. We are making one-off payments of approximately £125 million and will be increasing our annual cash contributions over the next few years into these defined benefit schemes. The total cost of this commitment will be around £190 million. Following these payments we expect the IAS 19 pension deficit, which was £369 million at 1 January 2006, to be significantly reduced.
2006 Outlook
In 2006, we will continue the good progress we have made over the last two years, as we create a business which can deliver sustainable profitable growth. The flexibility provided by the sale of Europe Beverages and disposals of other non-core assets will enable us to further strengthen our confectionery and beverage platforms through strategic capital investments and bolt-on acquisitions.
We expect another good year of revenue growth driven by an active innovation programme, although we are cycling strong comparatives. Commodity costs remain challenging with oil prices staying high and sweetener and aluminium prices increasing sharply in recent months. We expect to more than offset these increases through a combination of pricing and cost reduction initiatives but margin progress will be weighted towards the second half.
For the year as a whole, we expect to deliver results within our goal ranges.
Next Events
In 2006, the Group has moved to reporting on a monthly basis. Our first half in 2006 will consist of 26 weeks of trading versus 24 weeks in 2005 and prior years. As a consequence, the timing of our interim trading update will move from the Annual General Meeting on 18 May 2006 to 7 June 2006, and we will announce our interim results on 2 August 2006.
On 23 February, we will be presenting at the Consumer Analyst Group of New York’s (CAGNY) conference in Arizona at 10.45 (MST) or 17.45 (GMT). A live webcast of the presentation will be available on our website www.cadburyschweppes.com. Copies of the presentation will also be available from 24 February.

OPERATING REVIEW
Americas Beverages

	2004		Acquisitions/
£ millions	(52 weeks)	Base Business	Disposals	Exchange	2005

Revenue	1,667	99	—	15	1,781
- year-on year change		+6%	+0%	+1%	+7%
Underlying Profit from Operations	497	24	—	3	524
- year-on year change		+5%	+0%	+0%	+5%
Underlying Operating Margin	29.8%				29.4%

Americas Beverages had another good year. Revenues grew by 6% for the year and 7% in the second half reflecting the combination of strong carbonated soft drink (CSD) performance and improving non-carbonated soft drink (non-CSD) sales.
In the US, CSD sales rose by 6%. We outperformed the US CSD market for the second year in a row, gaining 40 basis points of share to 17.0%. Performance was driven by a 6% volume growth in Dr Pepper which benefited from the national roll-out of Dr Pepper Cherry Vanilla, strong growth in diets and fountain. Performance of our flavour brands was impacted by 7 UP where volumes fell by 8%. Non-CSD performance in the US improved through the year with sales ahead by 4% in the year and 8% in the second half reflecting a strong performance from the core four brands (Snapple, Mott’s, Clamato and Hawaiian Punch) and some sell-in to the trade ahead of Q1 2006 price increases. Sales in Mexico were up by 14%.
Margins were slightly lower year-on-year mainly due to the sharp increase in oil, glass, PET and transport related input costs. Price increases on our non-CSD portfolio were taken in late 2005 and early 2006 in order to recover these cost increases.
Americas Confectionery

	2004		Acquisitions/
£ millions	(52 weeks)	Base Business	Disposals	Exchange	2005

Revenue	1,090	111	—	27	1,228
- year-on year change		+10%	+0%	+3%	+13%
Underlying Profit from Operations	142	26	—	4	172
- year-on year change		+18%	+0%	+3%	+21%
Underlying Operating Margin	13.0%				14.0%

Americas Confectionery had another excellent year with revenues ahead by 10% and margins up by 100 basis points to 14.0%. Performance was balanced across all territories and was driven by our 5 power brands in the region, Trident, Dentyne, Halls, Cadbury and the Bubbas, which account for almost 70% of sales. Growth was particularly strong in Trident up 22%, where we had major innovation initiatives during the year including the launch of Trident Splash in the US and Canada.
In North America, revenue growth in the US of 11% was led by gum. A strong innovation pipeline, including the launch of Trident Splash and Dentyne soft chew drove healthy market share gains particularly in the second half. We gained 80 basis points of gum share during the year with the latest four week period over 300 basis points up at 30%. In Canada, branded revenues rose by 8% and total revenues by 4% reflecting a focus on a smaller range of profitable brands. This focus on more profitable growth led to over 150 bps increase in margins in Canada.
In emerging markets, revenues grew by 13% with double-digit growth in all territories, including Mexico up 10% and Brazil up 15%.
Strong margin performance was due to the combination of revenue growth, focus on profitable growth in Canada and the successful execution of key Fuel for Growth projects including the consolidation of production in Brazil and the transfer of Halls production from Manchester into Canada and Colombia.

Europe, Middle East and Africa (EMEA)

	2004		Acquisitions/
£ millions	(52 weeks)	Base Business	Disposals	Exchange	2005

Revenue	2,228	88	(12)	29	2,333
- year-on year change		+4%	+0%	+1%	+5%
Underlying Profit from Operations	320	12	1	3	336
- year-on year change		+4%	+0%	+1%	+5%
Underlying Operating Margin	14.4%				14.4%

The 4% increase in revenues in the EMEA region was driven by our emerging market businesses in Africa and Russia, which in total grew by 11%. Developed market sales were modestly ahead reflecting the difficult retail environment in Continental Europe, particularly in France, and the planned reduction of innovation activity in the UK as we installed a major new information system (PROBE).
In the UK, sales were ahead by 2%. Our overall market share rose by 10 basis points due to a focus on the Maynard and Bassett master-brands in sugar and growth in premium chocolate. The Green and Black’s organic chocolate range grew by 49%.
While Western European markets remain difficult, our focus on the growing gum and value-added sugar categories enabled our businesses in the region to register modest growth overall. We grew our gum share in most countries, with share boosted by the highly successful launch of centre-filled gum under local brand names: such as Trident Splash in Greece; Hollywood Sweet Gum in France; and Stimorol Fusion in Sweden, Switzerland and Benelux.
Revenues in Russia rose by 32% benefiting from investments in upgrading the quality of our Dirol and Stimorol brands using Adams product technology and in sales force capabilities. Strong growth in South Africa was driven by the re-launch of Cadbury Dairy Milk.
Margins were flat year-on-year largely reflecting the £20 million cost of implementing PROBE in the UK. Fuel for Growth cost reduction projects included the final closures of the Manchester and Chesterfield plants in the UK, and our Adams Cape Town facility in South Africa.
Asia Pacific

	2004		Acquisitions/
£ millions	(52 weeks)	Base Business	Disposals	Exchange	2005

Revenue	1,041	81	1	34	1,157
- year-on year change		+8%	+0%	+3%	+11%
Underlying Profit from Operations	132	19	—	6	157
- year-on year change		+14%	+0%	+5%	+19%
Underlying Operating Margin	12.7%				13.5%

Our business across the Asia Pacific region had an excellent year with a particularly strong second half performance. We had good results in both our developed and emerging market businesses which grew at 7% and 11% respectively. Shares were increased in most major markets and all categories showed good growth in revenues.
Our confectionery operations in Australia and New Zealand grew revenues by 7% following a number of highly successful new product launches in Australia (Cadbury Caramel Whip, Boost and Brunch Bar) and share recovery in New Zealand. Our beverage business in Australia grew revenues by 7% despite discontinuing a number of its smaller less profitable brands. In Japan, innovation in gum, particularly in the Clorets and Whiteen brands, led to a 140 basis point increase in share to 16.8% and a further improvement in margins.

In emerging markets, India grew strongly with revenues up 14% and chocolate share ahead by 120 basis points to 70.5%. Performance was also boosted by a resurgence in our business in Pakistan. In South East Asia, we continued to extend our share leadership in gum in Thailand (by 80 basis points to 58.9%), driven by the focus on sugar-free gum. The successful launch of Dentyne in Malaysia, using product sourced from our Thailand operations, saw our gum share increase by nearly 10 percentage points to 17.0%. In China, where we have been refocusing the business, revenues were 11% ahead as we relaunched our Cadbury Dairy Milk range.
Margins in the region were 80 basis points ahead due to the benefits of cost reduction projects and a focus on profitable growth. Key efficiency projects during the year included supply chain optimisation in Australia and New Zealand; manufacturing consolidation in China; and automation of Bournvita production in India.
FINANCIAL REVIEW

			Reported	Reported	Constant
			Currency	Currency	Currency
	2005	2004	Growth %	Growth %	Growth %
(£ millions)	(52 weeks)	(53 weeks)	vs. 53 wks	vs. 52 wks	vs. 52 wks

Revenue	6,508	6,085	+7	+8	+6

Underlying Profit from Operations	1,033	954	+8	+10	+8
- Restructuring costs	(72)	(140)
- Brand amortisation	(6)	(7)
- Non-trading items	25	18
- IAS 39 adjustment	23	—

Profit from Operations	1,003	825	+22	+23	+21

Underlying Operating Margin	15.9%	15.7%	+20 bps	+30 bps	+30 bps

Underlying Net Financing	(188)	(205)
Net Financing	(188)	(205)

Underlying Profit before Taxation	873	771	+13	+14	+12
Profit before Taxation	843	642	+31	+33	+31

Underlying Taxation	(247)	(193)
Taxation	(140)	(145)

Discontinued Operations	73	50

EPS — Continuing & Discontinued
- Underlying	33.9p	30.7p	+10	+11	+9
- Reported	37.3p	25.9p	+44	+45	+44

Following the September announcement of the intention to dispose of Europe Beverages and the completion of this transaction post year-end, Europe Beverages has been classified as a discontinued operation in accordance with IFRS 5. As the presentation of discontinued operations differs for each primary financial statement a short explanation of the required presentation is set out at the start of each section.
Income Statement
IFRS requires that the results of Europe Beverages be excluded from Revenue, Profit from Operations, Financing and Taxation and that the after tax result (including any disposal costs incurred in 2005) be shown as a single line on the face of the Income Statement below Taxation, with a corresponding re-presentation of the prior period.

Continuing Operations
Revenues at £6.5 billion were 7% higher than last year at actual exchange rates. After excluding the additional week’s trading in 2004, revenues grew by 8% at reported exchange rates and 6% at constant exchange rates.
Acquisitions net of disposals had a broadly neutral effect on revenue growth. The most significant disposals to affect the year-on-year comparison were the disposal of Piasten in 2005 and the disposal of Moirs in 2004. The most significant acquisitions that affected the year-on-year comparison were the acquisition of Green & Black’s in 2005 and Adams China in 2004.
Underlying profit from operations was up 8%. At constant currency and after excluding the impact of the 53rd week, the growth was also 8%. Marketing was up 2% or £16 million to £683 million at actual exchange rates. Underlying operating margins rose by 20 basis points from 15.7% to 15.9%. After adjusting for the additional week’s trading in 2004 and movements in exchange rates, the margins grew by 30 basis points.
Central costs have increased from £149 million to £156 million, principally reflecting incremental investments in innovation and capabilities, notably the Building Commercial Capabilities programme.
The charge in respect of business restructuring was £72 million compared with £140 million last year reflecting spend on Fuel for Growth initiatives. In 2006, we expect the restructuring charge to be around £100 million. We will now be recognising restructuring charges arising from a decision to reduce volumes from Gumlink, a third party gum supplier in Europe, in 2006 and 2007. These charges are estimated to be £10 million and £20 million respectively. Details were announced at the Group’s trading update on 13 December 2005.
Amortisation of brand intangibles of £6 million was broadly flat compared with 2004. Non-trading items resulted in a credit of £25 million reflecting principally the net profit arising from a number of business and asset disposals, notably the Holland House brands in the US and our investment in Gumlink.
Fair value accounting under IAS 39 contributed a credit of £23 million to our reported results principally due to the difference between spot commodity prices and exchange rates compared to the hedge rates used in the underlying results.
Profit from Operations excluding associates was up by 22% and 21% after allowing for exchange and the additional week in 2004.
The Group’s share of profits in associates (net of interest and tax) at £28 million was £6 million higher than in 2004, with the year-on-year increase reflecting higher profits from our US bottling associate, Dr Pepper/Seven Up Bottling Group (“DPSUBG”) and the 5% increase in the Group’s stake in DPSUBG in June 2005.
The net financing charge at £188 million was £17 million lower than the prior year. Incremental interest charges of £5 million resulting from the additional borrowing required to redeem the Group’s $400 million Quarterly Income Preferred Stock (“QUIPS”) in April 2005, were more than offset by a reduction in average net borrowing, the impact of exchange rates and the absence of the additional week relative to 2004. There is no net impact of IAS 39 adjustments on the net financing charge.
Underlying Profit before Tax rose by 13% to £873 million and by 12% at constant exchange rates and after allowing for the additional week’s trading in 2004. The underlying tax rate in 2005 (excluding Europe Beverages) was 28.3% as against 25.0% in 2004.

Reported Profit before Tax rose by 31% to £843 million reflecting the improved underlying performance of the business, lower restructuring costs and the favourable impact of fair value accounting under IAS 39. In 2005, we have concluded that recognition of a net deferred tax asset in the UK is now appropriate. This has resulted in a credit of £104 million to the current year tax charge which, given its size and one-off nature, has been excluded from the Group’s underlying tax charge but is included in the reported tax charge of £140 million.
Discontinued Operations: Europe Beverages
The net profit from Europe Beverages of £73 million consists of underlying profit from operations of £112 million, restructuring costs of £14 million, a financing cost of £1 million, tax on operating profits of £15 million and disposal costs of £9 million. We anticipate incurring a further £100 million of disposal costs in 2006.
The underlying tax charge for Europe Beverages is £31 million representing a rate of approximately 27.5%. In connection with the disposal, the Group has recorded a deferred tax credit of £12 million arising on the transfer of certain Intellectual Property assets out of the Europe Beverage companies into the Continuing Group prior to disposal. This has been excluded from the underlying tax rate of Europe Beverages.
We anticipate reporting a profit on disposal in 2006 of around £480 million after total tax and expenses of £110 million.
Earnings
Underlying earnings per share for the total Group (continuing and discontinued businesses) grew by 9% to 33.9 pence at constant exchange rates and excluding the 53rd week in 2004. At actual rates growth was 10%.
Basic earnings per share rose by 44% to 37.3 pence reflecting reduced restructuring costs and recognition of the UK deferred tax asset.
Dividends
The Board has proposed a 3% increase in the final dividend to 9.0 pence taking the total dividend for the year to 13.0 pence, an overall increase of 4%. This will be paid on 26 May 2006 to Ordinary Shareholders on the Register at the close of business on 28 April 2006.
Cash Flow Statement
IFRS requires that the Cash Flow Statement reflects the cash flows of the total Group, including Europe Beverages.
The Group generated free cash flow (after dividend payments) of £404 million, an increase of £175 million compared to 2004. The improvement in free cash flow reflects the increase in profits and a net working capital inflow of £37 million. Free cash flow attributable to the Europe Beverages business was £77 million.
Capital spend was £298 million, of which £17 million was incurred by Europe Beverages and £281 million by our continuing operations. We expect capital spend in 2006 to be around £300 million.
Balance Sheet
IFRS requires that the total assets and total liabilities of the discontinued operations are each shown separately and excluded from the individual lines items of the balance sheet. However no re-presentation of the prior period is required and the assets and liabilities are included in the individual line items.
Net Debt
At 1 January 2006, the Group’s net borrowings stood at £3.9 billion, broadly consistent with the prior year. The impact of free cash inflows was largely offset by the additional borrowing required for the redemption of the QUIPS and exchange rate impacts on the Group’s US dollar borrowings.

Pensions
At the year end the Group’s post retirement obligations amounted to £369 million, a reduction of £116 million from 2004. In the year, the fair value of the Group’s post retirement liabilities has increased, principally as a result of lower discount rates. However, this has been more than offset by growth in the funds’ assets following strong equity returns and higher company pension contributions. Following the recent valuations of our Group pension funds, we will be making one-off payments totalling £125 million into our defined benefit schemes. Payments of £31 million were made in 2005 and the balance will be paid in 2006.
Report and Accounts
The Report and Accounts will be mailed to Shareowners on 7 April 2006. The Annual General Meeting is on 18 May 2006.
Ends

For further information:
Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com

Capital Market Enquiries	020-7830-5095/5124
Sally Jones
Mary Jackets
Charles King

Media Enquiries	020-7830-5011
Andraea Dawson-Shepherd
Katie Macdonald-Smith

The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith
Presentation
A presentation on the results will be webcast live on the Group’s website http://www.cadburyschweppes.com at 9.30am (GMT). Copies of the presentation will be available on the website on 21 February from 11am.
Teleconference Calls
A teleconference for the media will take place at 7.30am (GMT) today, 8.30am (central Europe).

Dial-in numbers:	UK Toll	+44 (0)20 7138 0817
	UK Toll Free	0800 5593282
	US Toll	+1 718 354 1153
Replay	UK Toll	+44 (0)20 7784 1024
Replay Access Number:	6808624#
A teleconference call for analysts and investors will take place at 3pm (GMT) today, 4pm (central Europe), 10am (EST).

Dial-in numbers:	UK and Europe	+44 (0)207 138 0809
	USA Toll Free	+1 718 354 1158
Replay	UK and Europe	+44 (0)207 784 1024
	USA	+1 718 354 1112
Replay Access Number:	7559254#
The analyst conference call will be audio webcast live and archived on Cadbury Schweppes’ corporate website at www.cadburyschweppes.com.
High resolution images to accompany this announcement are available for the media to view and download free of charge from www.vismedia-online.com.

Forward Looking Statements
This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This material should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.
Notes to Editors:
1.	About Cadbury Schweppes
Cadbury Schweppes is the world’s largest confectionery company and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products — which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett — are enjoyed in almost every country around the world. The Group employs over 50,000 people.
2.	Cadbury Schweppes’ Financial Goal Ranges
In pursuit of the Group’s goal of superior shareowner returns, three external financial performance goal ranges have been set for the 2004-2007 period. These are:
•	Revenue growth of between 3% and 5% per annum excluding the impact of acquisitions and disposals at constant currency

•	Underlying operating margin growth (before brand intangible amortisation, restructuring costs, non-trading items and the volatility introduced from IAS 39 fair value accounting) of between 50 and 75 basis points per annum at constant currency

•	Free cash flow (as explained in our Report & Accounts) totalling £1.5 billion at constant currency over the four year period. Cadbury Schweppes’ definition of free cash flow is after the payment of dividends (see note 14 on page 23)

3.	Basis of Preparation
Impact of Exchange Rates
Over 80% of the Group’s sales and profits in 2005 were generated outside the United Kingdom. Constant currency growth was calculated by applying the 2004 exchange rates to the 2005 reported results for the base business (excluding acquisitions).
Acquisitions and Disposals
The contribution from acquisitions and disposals during the period equates to the first twelve month’s impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.
53rd Week
In 2005, Cadbury Schweppes’ financial year consisted of 52 weeks. In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 were for the 53 weeks to 2 January 2005. The extra week in 2004 resulted in additional turnover and profit from operations compared to 2005. In order to provide more meaningful comparisons and consistent with the approach adopted in the prior year, estimates of the additional revenues and profits generated in the 53rd week of 2004 have been excluded from the analysis of base business (2004 — 52 weeks). Management believes this provides the most consistent underlying 52 week like-for-like analysis. In 2004, it was not possible to quantify the exact profit impact of the 53rd week and in determining the impact on the prior year, management had to exercise judgment. Operating costs were allocated on a reasonable and consistent basis across the Group. These costs included direct costs allocated as a determinable gross margin percentage consistent with base business, costs separately identifiable as relating to the 53rd week and indirect costs pro-rated with additional days of sales. Interest has been adjusted for on a pro-rated basis. These adjustments were tax effected at the Group’s 2004 underlying tax rate.

	- Revenue -			- Underlying Profit from Operations -
	2004			2004
	(IFRS	53rd week	2004	(IFRS	53rd week	2004
(£ millions)	restated)	(estimated)	52 weeks	restated)	(estimated)	52 weeks

Americas Beverages	1,686	(19)	1,667	503	(6)	497
Americas Confectionery	1,093	(3)	1,090	143	(1)	142
EMEA	2,246	(18)	2,228	323	(3)	320
Asia Pacific	1,050	(9)	1,041	134	(2)	132
Central	10	—	10	(149)	1	(148)

Continuing	6,085	(49)	6,036	954	(11)	943
Europe Beverages	653	—	653	116	—	116

Total	6,738	(49)	6,689	1,070	(11)	1,059

In 2005, the Group introduced an improved allocation methodology for certain shared costs. The 2004 segmental analysis has been restated on a consistent basis.
4.	Financial Schedules
Ends

Consolidated Income Statement for the
52 weeks ended 1 January 2006

		2005	2004
		(unaudited)	(unaudited)
	Notes	£m	£m

Continuing Operations
Revenue		6,508	6,085
Trading costs		(5,452)	(5,131)
Restructuring costs	2	(72)	(140)
Amortisation and impairment of intangibles		(6)	(7)
Non-trading items	3	25	18

Profit from Operations		1,003	825
Share of result in associates		28	22

Profit before Financing and Taxation		1,031	847
Investment revenue	4	42	48
Finance costs	5	(230)	(253)

Profit before Taxation		843	642
Taxation	6	(140)	(145)

Profit for the period from continuing operations		703	497
Discontinued Operations
Profit for the period from discontinued operations	9	73	50

Profit for the period		776	547

Attributable to:
Equity holders of the parent		765	525
Minority interests		11	22

		776	547

Earnings per share
From continuing and discontinued operations
Basic	8	37.3p	25.9p
Diluted	8	36.9p	25.7p
From continuing operations
Basic	8	33.8p	23.4p
Diluted	8	33.4p	23.3p

Consolidated Statement of Recognised Income and Expense for the
52 weeks ended 1 January 2006

	2005	2004
	(unaudited)
	£m	£m

Currency translation differences (net of tax)	257	(122)
Actuarial gains/(losses) on post retirement benefit obligations (net of tax)	56	(74)

Net expense recognised directly in equity	313	(196)
Profit for the period	776	547

Total recognised income and expense for the period	1,089	351

Attributable to:
Equity holders of the parent	1,078	329
Minority interests	11	22

	1,089	351

Consolidated Balance Sheet at 1 January 2006

		2005	2004
		(unaudited)
	Notes	£m	£m

Assets Non-current assets
Goodwill		2,299	2,352
Brand intangibles		3,200	3,261
Software intangibles		149	144
Property, plant & equipment		1,446	1,464
Investment in associates		372	324
Deferred tax assets		123	17
Trade and other receivables		70	67
Other investments		2	11

		7,661	7,640
Current Assets
Inventories		713	709
Short term investments	12	47	21
Trade and other receivables		1,180	1,150
Tax recoverable		47	30
Cash and cash equivalents	12	332	325
Derivative financial instruments		67	-

		2,386	2,235
Assets held for sale		945	5

TOTAL ASSETS		10,992	9,880

LIABILITIES
Current liabilities
Trade and other payables		(1,543)	(1,546)
Tax payable		(237)	(150)
Short term borrowings and overdrafts	12	(1,194)	(610)
Short term provisions		(42)	(67)
Obligations under finance leases	12	(20)	(20)
Derivative financial instruments		(61)	—

		(3,097)	(2,393)

Non-current liabilities
Trade and other payables		(32)	(27)
Borrowings	12	(3,022)	(3,520)
Retirement benefit obligation		(369)	(485)
Tax payable		(138)	(184)
Deferred tax liabilities		(954)	(895)
Long term provisions		(11)	(10)
Obligations under finance leases	12	(43)	(66)

		(4,569)	(5,187)
Liabilities directly associated with assets classified as held for sale		(291)	—

TOTAL LIABILITIES		(7,957)	(7,580)

NET ASSETS		3,035	2,300

EQUITY
Share capital	11	260	259
Share premium account		1,135	1,098
Other reserves		1,613	714

Equity attributable to equity holders of the parent		3,008	2,071

Minority interest		27	229

TOTAL EQUITY		3,035	2,300

Consolidated Cash Flow Statement for the
52 weeks ended 1 January 2006

		2005	2004
		(unaudited)
	Notes	£m	£m

Net cash from operating activities	13	1,090	956
Investing activities
Interest paid		(230)	(239)
Interest received		31	28
Dividends received from associates		11	8
Proceeds on disposal of property, plant and equipment		37	26
Purchases of property, plant & equipment		(298)	(285)
Acquisitions of businesses		(38)	(59)
Acquisitions of associates		(33)	(3)
Net cash assumed on acquisitions		1	1
Sale of investments, associates and subsidiary undertakings		41	11
Acquisitions and disposals		(29)	(50)
Net change in equity and non-equity investments		(29)	106

Net cash used in investing activities		(507)	(406)

Net cash flow before financing activities		583	550
Financing activities
Dividends paid		(261)	(246)
Dividends paid to minority interests		(7)	(19)
Proceeds of finance leases		1	93
Capital element of finance leases repaid		(21)	(24)
Proceeds on issues of ordinary shares		37	25
Net movement of shares held under Employee Trust		71	29
Proceeds of new borrowings		350	610
Borrowings repaid		(543)	(1,007)
Repayment of non-equity minority interest		(219)	—

Net cash used in financing activities		(592)	(539)

Net (decrease)/increase in cash and cash equivalents		(9)	11
Opening net cash and cash equivalents		284	275
Effect of foreign exchange rates		4	(2)
Less: Net cash and cash equivalents included in discontinued operations		(3)	—

Closing net cash and cash equivalents		276	284

Net cash and cash equivalents includes overdraft balances of £56 million (2004: £41 million).

Segmental Reporting
Business segment analysis

2005 (unaudited)	Revenue	Profit from	Operating	Underlying	Underlying
		operations	margin	profit from	margin
				operations
	£m	£m	%	£m	%

Americas Beverages	1,781	537	30.1	524	29.4
Americas Confectionery	1,228	153	12.4	172	14.0
EMEA	2,333	334	14.3	336	14.4
Asia Pacific	1,157	143	12.3	157	13.5
Central	9	(164)	n/a	(156)	n/a

	6,508	1,003	15.4	1,033	15.9

Share of results in associates		28		28

Profit before Financing and Taxation		1,031		1,061
Investment revenue		42		42
Finance cost		(230)		(230)

Profit before Taxation		843		873
Taxation		(140)		(247)
Minority interests		(11)		(11)

Profit for the period from continuing operations		692		615
Discontinued operations (see note 9)		73		81

Profit for the period — Equity holders		765		696

Reconciliation of profit from operations and profit before taxation to underlying performance measure

2005 (unaudited)	Reported	Reversal of	Reversal of	Reversal of	IAS 39	Underlying
	Performance	restructuring	amortisation	non-trading	adjustment	performance
		costs	of brand	items		measure
			intangibles
	£m	£m	£m	£m	£m	£m

Americas Beverages	537	6	2	(20)	(1)	524
Americas Confectionery	153	21	2	—	(4)	172
EMEA	334	22	—	(5)	(15)	336
Asia Pacific	143	15	2	—	(3)	157
Central	(164)	8	—	—	—	(156)

Profit from Operations	1,003	72	6	(25)	(23)	1,033
Share of result in associates	28	—	—	—	—	28
Financing	(188)	—	—	—	—	(188)

Profit before Taxation	843	72	6	(25)	(23)	873

Reconciliation from reported to underlying earnings & earnings per share

2005 (unaudited)	- Earnings -				- Earnings per share -
	Continuing	Discontinued		Total	Continuing	Discontinued	Total
	£m	£m		£m	pence	pence	pence

Reported	692	73		765	33.8	3.5	37.3

Reversal of:
Restructuring costs	72	14		86	3.5	0.7	4.2
Amortisation of brand intangibles	6	—		6	0.3	—	0.3
Non-trading items	(25)	9	*	(16)	(1.2)	0.4	(0.8)
IAS 39 adjustment	(23)	—		(23)	(1.1)	—	(1.1)
Tax effect on the above	(3)	(15	)#	(18)	(0.2)	(0.7)	(0.9)
Recognition of UK deferred tax	(104)	—		(104)	(5.1)	—	(5.1)

Underlying	615	81		696	30.0	3.9	33.9

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c).

*	Relates to Europe Beverages disposal costs (see note 9)

#	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands

Business segment analysis

2004 (unaudited)	Revenue	Profit from	Operating	Underlying	Underlying
		operations	margin	profit from	margin
				operations
	£m	£m	%	£m	%

Americas Beverages	1,686	479	28.4	503	29.8
Americas Confectionery	1,093	100	9.1	143	13.1
EMEA	2,246	307	13.7	323	14.4
Asia Pacific	1,050	114	10.9	134	12.8
Central	10	(175)	n/a	(149)	n/a

	6,085	825	13.6	954	15.7

Share of results in associates		22		22

Profit before Financing and Taxation		847		976
Investment income		48		48
Finance cost		(253)		(253)

Profit before Taxation		642		771
Taxation		(145)		(193)
Minorities		(22)		(22)

Profit for the Period from continuing operations		475		556
Discontinued operations (see note 9)		50		66

Profit for the Period — Equity holders		525		622

In 2005, the Group introduced an improved allocation methodology for certain shared costs. The 2004 segmental analysis has been restated on a consistent basis.
Reconciliation of profit from operations and profit before taxation to underlying performance measure

2004 (unaudited)	Reported	Reversal of	Reversal of	Reversal of	IAS 39	Underlying
	Performance	restructuring	amortisation	non-trading	adjustment	performance
		costs	of brand	items		measure
			intangibles
	£m	£m	£m	£m	£m	£m

Americas Beverages	479	23	2	(1)	n/a	503
Americas Confectionery	100	41	2	—	n/a	143
EMEA	307	22	—	(6)	n/a	323
Asia Pacific	114	18	2	—	n/a	134
Central	(175)	36	1	(11)	n/a	(149)

Profit from Operations	825	140	7	(18)	n/a	954
Share of result in associates	22	—	—	—	n/a	22
Financing	(205)	—	—	—	n/a	(205)

Profit before Taxation	642	140	7	(18)	n/a	771

Reconciliation from reported to underlying earnings & earnings per share

2004 (unaudited)	- Earnings -			- Earnings per share -
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
	£m	£m	£m	pence	pence	pence

Reported	475	50	525	23.4	2.5	25.9

Reversal of:
Restructuring costs	140	26	166	6.9	1.3	8.2
Amortisation of brand intangibles	7	—	7	0.3	—	0.3
Non-trading items	(18)	(1)	(19)	(0.8)	(0.1)	(0.9)
IAS 39 adjustment	n/a	n/a	n/a	n/a	n/a	n/a
Tax effect on the above	(48)	(9)	(57)	(2.4)	(0.4)	(2.8)

Underlying	556	66	622	27.4	3.3	30.7

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(c). No IAS 39 adjustment was required to the 2004 results as IAS 39 was adopted prospectively from 3 January 2005.

1.	GENERAL INFORMATION AND ACCOUNTING POLICIES
(a) The financial information included within the preliminary announcement has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union. The accounting policies followed are the same as those published on 19 May 2005 by the Group within the 2004 IFRS restatement which is available on the Group’s website, www.cadburyschweppes.com except for the adoption of IAS 39 ‘Financial Instruments — Recognition and Measurement’. The Group utilised the exemption available within IFRS 1 ‘First time adoption of IFRS’ that permits the hedge accounting applied under the prior GAAP to be used as a comparative for IAS 39. Hence the change in accounting policy has had no impact on the results of the prior period.

(b) The board of directors approved the preliminary announcement on 20 February 2006.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, this announcement does not itself contain sufficient information to comply with the all the disclosure requirements of IFRS. The full IFRS compliant Report & Accounts is expected to be approved on 10 March 2006. As such the preliminary announcement is presented as unaudited.

The financial information set out in this announcement does not constitute the Company’s statutory accounts for the 52 week period ended 1 January 2006 or the 53 week period ended 2 January 2005. The financial information for the 53 week period ended 2 January 2005 is derived from the statutory accounts for that year as restated for the adoption of IFRS. The auditors reported on those statutory accounts which have been delivered to the Registrar of Companies; their report was unqualified and did not contain a statement under s237(2) or (3) of the Companies Act 1985. The statutory accounts for the 52 week period ended 1 January 2006 will be finalised on the basis of the financial information presented by the directors in their preliminary announcement and will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.

(c) Use of underlying measures
Cadbury Schweppes believes that underlying profit from operations, underlying profit before tax, underlying earnings and underlying earnings per share provide additional information on underlying trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit.

The adjustments made to reported profit are summarised below:
•	Restructuring costs — the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as Restructuring. These are programmes involving one-off incremental items of major expenditure. The Group views Restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

•	Amortisation of brand intangibles — under IFRS, the Group continues to amortise certain short-life brand intangibles. This amortisation is not considered to be reflective of the underlying trading of the Group;

•	Non-trading items — as part of its operations the Group may dispose of subsidiaries, associates, investments and significant fixed assets and may make profits and losses on these or on write-downs of certain non-trading items. Whilst the income or cost stream of these items is considered to be underlying in value any profit or loss realised on the ultimate disposal is not considered to be an underlying profit item;

•	IAS 39 adjustments — fair value accounting — under IAS 39, the Group applies hedge accounting to its various hedge relationships, (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible under the rules of IAS 39 and practical to do so. Due to the nature of its hedging arrangements, in a number of circumstances the Group is unable to apply hedge-accounting to the arrangements. The Group continues, however, to enter into these arrangements as they provide certainty or active management of the commodity prices affecting the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash-flows. The Group believes that these arrangements remain effective, economic and commercial hedges despite the inability to apply hedge accounting and therefore will continue internally to manage the performance of the business and incentivise and reward success on this basis.

The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be based on the fixed or hedged rate. The adjustment made by the Group therefore is to report its underlying performance on the internal measure described above; and

•	Taxation — the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time there may be tax items that as a consequence of their size and nature are excluded from underlying earnings. In 2005, the Group has recognised a net deferred tax asset in the UK for the first time, which has resulted in a £104 million credit to the current year taxation charge. In addition an intra-group transfer of certain intellectual property rights in anticipation of the disposal of Europe Beverages has resulted in the recognition of an £11 million deferred tax credit in arriving at profit for the period from discontinued operations. As a consequence of their size and one-off nature, these amounts have been excluded from the underlying results of the Group.
(d) Free cash flow
Free cash flow is the measure used by the Group for internal cash flow performance analysis and is the primary cash flow measure used by management. The Group believes that free cash flow is a useful measure because it shows the amount of cash flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends.

Free cash flow therefore represents the amount of cash generated in the year by the underlying business and provides investors with an indication of the net cash flows generated which may be used for, or are required to be funded by, other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing. A reconciliation of Free Cash Flow from the corresponding IFRS measure is presented in Note 14.

In 2005, payments of £31 million made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy totalling some £190 million in the period to 2008. The Group believes that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the 2005 Free Cash Flow. The Group will continue this reporting practice in future years. The Group continues to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.

(e) Segmental analysis
The Group’s operational management structure has four regions, each with its own leadership team. These four business regions, which are the Group’s primary reportable segments, are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA) and Asia Pacific.

Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies.

2.	RESTRUCTURING

During 2005, the Group incurred £72 million (2004: £140 million) of restructuring costs. All of this amount has been incurred as part of the four year Fuel for Growth restructuring programme.
3.	NON-TRADING ITEMS

During 2005, the Group recorded a net profit from non-trading items of £25 million (2004: £18 million). This comprised £20 million profit from the disposal of Holland House Cooking Wines, a loss of £1 million on the disposal of its German confectionery subsidiary, a net gain of £4 million on the sale of trade investments and a net profit of £2 million through disposals of properties.
4.	INVESTMENT REVENUE

	2005	2004
	(unaudited)	£m
	£m

Interest on bank deposits	31	39
Post retirement employee benefits	11	9

Investment revenue	42	48

5.	FINANCE COSTS

	2005	2004
	(unaudited)	£m
	£m

Interest on bank and other loans	230	253

Underlying finance costs	230	253
Fair value movements in treasury instruments	—	n/a

Reported finance costs	230	253

6.	TAXATION

	2005	2004
	(unaudited)
	£m	£m

UK	62	15
Overseas	185	178

Underlying taxation	247	193
Recognition of UK deferred tax asset	(104)	—
Tax on restructuring costs	(13)	(28)
Tax on amortisation of brand intangibles	(2)	(20)
Tax on non-trading items	9	—
Tax on IAS 39 adjustment	3	n/a

Reported taxation	140	145

7.	DIVIDENDS

	2005	2004
	(unaudited)
	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the year ended 2 January 2005 of 8.70p (2003:8.35p) per share	178	169
Interim dividend for the year ended 1 January 2006 of 4.00p (2004:3.80p) per share	82	78

	260	247

At the year-end date the final dividend had not been approved by the shareholders at the AGM and as such is not included as a liability. A final dividend for the year ended 1 January 2006 of 9.00 pence per share has been proposed, equivalent to a cash payment of approximately £186 million.

8.	EARNINGS PER SHARE
a. Basic EPS — Continuing and Discontinued
The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings		EPS	Earnings	EPS
	2005		2005
	(unaudited)		(unaudited)	2004	2004
	£m		pence	£m	pence

Reported — Continuing and Discontinued	765		37.3	525	25.9
Restructuring costs	86		4.2	166	8.2
Amortisation of brand intangibles	6		0.3	7	0.3
Non-trading items	(16)	*	(0.8)	(19)	(0.9)
IAS 39 adjustment	(23)		(1.1)	—	—
Effect of tax on above items	(18	)#	(0.9)	(57)	(2.8)
Recognition of UK deferred tax	(104)		(5.1)	—	—

Underlying — Continuing and Discontinued	696		33.9	622	30.7

*	Includes £9m relating to Europe Beverages disposal costs (see note 9)

#	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands
b. Diluted EPS — Continuing and Discontinued
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying earnings are set out below:

	2005	2004
	(unaudited)
	pence	pence

Diluted Reported — Continuing and Discontinued	36.9	25.7
Diluted Underlying — Continuing and Discontinued	33.5	30.5

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2005	2004
	(unaudited)
	million	million

Average shares used in Basic EPS calculation	2,051	2,027
Dilutive share options outstanding	23	14

Shares used in Diluted EPS calculation	2,074	2,041

Share options whose exercise price is below the average share price for the relevant year are non dilutive and therefore excluded from the calculation of diluted EPS. Non-dilutive share options totalled 0.6 million in 2005 (2004: 34.7 million).
c. Continuing Operations EPS
The reconciliation between Reported Continuing and Underlying Continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2005	2005
	(unaudited)	(unaudited)	2004	2004
	£m	pence	£m	pence

Reported — Continuing Operations	692	33.8	475	23.4
Restructuring costs	72	3.5	140	6.9
Amortisation of brand intangibles	6	0.3	7	0.3
Non-trading items	(25)	(1.2)	(18)	(0.8)
IAS 39 adjustment	(23)	(1.1)	n/a	n/a
Effect of tax on above items	(3)	(0.2)	(48)	(2.4)
Recognition of UK deferred tax	(104)	(5.1)	—	—

Underlying — Continuing Operations	615	30.0	556	27.4

Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and underlying earnings from continuing operations are set out below:

	2005	2004
	(unaudited)
	pence	pence

Diluted Reported — Continuing Operations	33.4	23.3
Diluted Underlying — Continuing Operations	29.7	27.3

9.	DISCONTINUED OPERATIONS
On 1 September 2005, the Group announced its intention to sell Europe Beverages and as a consequence classified the business as a discontinued operation. On 21 November 2005, the Group received a binding offer to buy its Europe Beverages businesses with completion occurring on 2 February 2006.
The results of the discontinued operations, which have been included in the consolidated income statement, are as follows:

	2005	2004
	(unaudited)	(unaudited)
	£m	£m

Revenue	649	653
Trading costs	(537)	(537)
Restructuring costs	(14)	(26)
Amortisation and impairment of intangibles	—	—
Non-trading items	—	1

Profit from Operations	98	91
Share of result in associates	—	(1)

Profit before Financing and Taxation	98	90
Investment income	—	—
Finance costs	(1)	—

Profit before Taxation	97	90
Tax on profits	(15)	(40)
Disposal costs	(9)	—

Net profit attributable to discontinued operations	73	50

The disposal costs of discontinued operations arise from directly attributable transaction costs incurred before the year end. The completion of the disposal on 2 February 2006 has given rise to proceeds of €1.85 billion (£1.26 billion) and an estimated profit on disposal of £480 million.
10.	ACQUISITIONS
During the period the Group acquired the entire share capital of Green & Black’s. Fair values are provisional and a brand intangible of £25 million has been recognised.
11.	SHARE CAPITAL
During the period ended 1 January 2006, 12 million ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 1 January 2006 was £1 million. There were no other changes in the issued ordinary share capital of the Company during the 52 weeks to 1 January 2006.

12.	NET DEBT
The Group’s definition of net debt is shown below:

	2005	2004
	(unaudited)
	£m	£m

Short term investments	47	21
Cash and cash equivalents	332	325
Short term borrowings and overdrafts	(1,194)	(610)
Obligations under finance leases	(20)	(20)
Borrowings — non current	(3,022)	(3,520)
Obligations under finance lease — non current	(43)	(66)

Net debt	(3,900)	(3,870)

Net cash and cash equivalents includes overdraft balances of £56 million (2004: £41 million).
13.	RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES

	2005	2004
	(unaudited)
	£m	£m

Profit from operations — Continuing Operations	1,003	825
Profit from operations — Discontinued Operations	98	91

	1,101	916
Adjustments for:
Depreciation and amortisation	213	222
Restructuring	(17)	5
Non-trading items	(25)	(19)
Post retirement benefits	7	19
Additional funding of past service pensions deficit	(31)	—
Other non-cash items	11	40

Operating cash flows before movements in working capital	1,259	1,183
Decrease /(increase) in inventories	10	(47)
(Increase)/decrease in receivables	(83)	9
Increase/(decrease) in payables	110	(39)
Net movement in working capital	37	(77)

Cash generated by operations	1,296	1,106
Income taxes paid	(206)	(150)

Net cash from operating activities	1,090	956

14.	RECONCILIATION OF FREE CASH FLOW
Free cash flow is defined as the amount of cash generated by the business after meeting all its obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust.

	2005	2004
	(unaudited)
	£m	£m

Net cash from operating activities	1,090	956
Add back:
Additional funding of past service pensions deficit	31	—
Less:
Net interest paid	(199)	(211)
Net capital expenditure	(261)	(259)
Net dividends paid	(257)	(257)

Free cash flow	404	229